Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of July 31, 2021

The principal balances and results accumulated for the period ending July 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	5,630,753
Interbank loans, net	4,370
Loans and accounts receivables from customers, net	34,311,790
Total investments	8,662,736
Financial derivative contracts	6,839,044
Other asset items	3,470,547
Total assets	**58,919,240**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	17,374,440
Time deposits and other time liabilities	11,435,018
Financial derivative contracts	7,173,619
Issued debt instruments	8,286,753
Other liabilities items	11,211,019
Total equity	3,438,391
Total liabilities and Equity	**58,919,240**

Equity attributable to:	
Equity holders of the Bank	3,348,549
Non-controlling interest	89,842

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	1,003,546
Net fee and commission income	179,686
Result from financial operations	87,161
Total operating income	**1,270,393**
Provision for loan losses	(214,896)
Support expenses	(460,104)
Other results	(53,851)
Income before tax	**541,542**
Income tax expense	(119,324)
Continued operations result	**422,218**
Discontinued operations result	**-**
Net income for the period	**422,218**

Attributable to:	
Equity holders of the Bank	416,831
Non-controlling interest	5,387

As of June 31, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$57,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de julio de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de julio de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	5.630.753
Adeudado por bancos	4.370
Créditos y cuentas por cobrar a clientes	34.311.790
Inversiones totales	8.662.736
Contratos de derivados financieros	6.839.044
Otros rubros del activo	3.470.547
Total Activos	**58.919.240**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	17.374.440
Depósitos y otras captaciones a plazo	11.435.018
Contratos de derivados financieros	7.173.619
Instrumentos de deuda emitidos	8.286.753
Otros rubros del pasivo	11.211.019
Total patrimonio	3.438.391
Total Pasivos y Patrimonio	**58.919.240**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.348.549
Interés no controlador	89.842

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.003.546
Ingreso neto de comisiones	179.686
Resultado de operaciones financieras	87.161
Total ingresos operacionales	**1.270.393**
Provisiones por riesgo de crédito	(214.896)
Gastos de apoyo	(460.104)
Otros resultados	(53.851)
Resultado antes de impuesto	**541.542**
Impuesto a la renta	(119.324)
Resultado de operaciones continuas	**422.218**
Resultado de operaciones discontinues	**-**
Utilidad consolidada del periodo	**422.218**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	416.831
Interés no controlador	5.387

Al 31 de julio de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$57.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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